Joshua N. Korff, P.C. To Call Writer Directly: +1 212 446 4943 joshua.korff@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446-4800 www.kirkland.com	Facsimile: +1 212 446-4900

July 26, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Kindelan Kathleen Collins Alexandra Barone Jeff Kauten

Re:	Turing Holding Corp. Draft Registration Statement on Form S-1 Submitted June 14, 2021 CIK No. 0001866550

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Turing Holding Corp., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 9, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Austin     Beijing     Boston     Dallas     Hong Kong     Houston     London     Los Angeles     Munich     New York     Palo Alto     Paris San Francisco     Shanghai     Washington, D.C.

Securities and Exchange Commission

July 26, 2021

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.	For context, please disclose your average annual revenue per employee for the year ended December 31, 2019.

Response

In response to the Staff’s comment, in the “Prospectus Summary” and the “Business” section (the “Sections”), the Company has removed the average annual revenue per employee for the year ended December 31, 2020 and revised the Sections to state that the Company’s average annual revenue per employee for the years ended December 31, 2020 and 2019 was greater than $100,000. Please refer to pages 1, 2, 7, 83 and 84 of the Amendment.

Further, in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Business” section, the Company has included its average annual revenue per employee for the years ended December 31, 2020 and 2019, which was $108,000 and $120,000, respectively. Please refer to pages 51 and 90 of the Amendment.

2.

Please disclose the basis for your statement that you are “a leading global technology consultancy.” Clarify the criteria on which you based this statement, such as revenue or number of customers or market share. Also, disclose the basis for your statement that you are a “pioneer of many of the innovative trends that underpin modern digital businesses.”

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 83 of the Amendment.

Our Principal Stockholder, page 10

3.	Please briefly describe the Director Nomination Agreement and file this agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 10 of the Amendment and will file the Director Nomination Agreement as an exhibit to a future amendment to the Registration Statement.

4.	Please include a brief discussion of the $325 million dividend declared in April 2021 and include corresponding disclosure in the related parties section. Refer to Item 404(a) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 125 of the Amendment.

Summary Consolidated Financial and Other Data, page 14

5.

Please revise your pro forma per share information to give effect to the number of shares whose proceeds will be used to pay the $325.0 million dividend declared in April 2021. Refer to SAB Topic 1.B.3. Also revise your presentation here, and in the Capitalization table, to reflect this dividend payment in the pro forma as adjusted balance sheet data.

Response

In response to the Staff’s comment, the Company has revised its pro forma per share information on page 14 of the Amendment to give effect to the number of shares whose proceeds will be used to pay the $325.0 million dividend declared in April 2021.

Securities and Exchange Commission

July 26, 2021

In addition, the Company has added a footnote to its balance sheet data here and in the Capitalization table to reflect the dividend payment. Please refer to pages 14 and 46 of the Amendment.

This dividend payment will be reflected in the Company’s historical balance sheet data in a future amendment to the Registration Statement containing second quarter 2021 interim financial information.

6.

Please revise to disclose Net Income Margin, the most directly comparable measure for Adjusted EBITDA Margin, here and throughout the filing where Adjusted EBITDA Margin is presented. Further, include a discussion of the change in Net Income Margin with greater prominence than your discussion of the change in Adjusted EBITDA Margin on page 53. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the non- GAAP C&DIs.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 15, 17, 50, 52, 53, 54, 64, 65, 67, 69, 71, 82 and 84 of the Amendment.

Risk Factors

We face risks associated with having a long selling and implementation cycle..., page 26

7.	Please disclose the average length of your sales cycle.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 26 of the Amendment.

Risks Related to our Indebtedness, page 31

8.	Please disclose the expected debt service obligation related to your term loan.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 31 of the Amendment.

Use of Proceeds, page 43

9.

We note that you may use some of the proceeds from this offering to repay certain indebtedness. To the extent the company intends to do so, please disclose the interest rate and maturity of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 43 of the Amendment to clarify that the Company has no specific plan to repay certain of its indebtedness.

Securities and Exchange Commission

July 26, 2021

Capitalization, page 45

10.

You present Class A common stock with zero shares authorized, issued and outstanding on an as adjusted and as further adjusted basis; however, Class A common stock does not appear to be included in the Offering Reorganization Transactions defined on page ii. Please revise your disclosures throughout to explain what will happen to the Class A common stock outstanding as of March 31, 2021 prior to or concurrent with the offering.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page ii of the Amendment to include Class A common stock as part of the definition of “Offering Reorganization Transactions.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Factors Affecting Our Performance, page 49

11.	Please revise to include the percentage of revenue derived from recurring clients for each period presented to provide context to your discussion.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 50, 56 and 57 of the Amendment.

Results of Operations, page 55

12.

You state that your ability to retain and expand client relationships and acquire new clients are key factors affecting your performance. Please revise to separately quantify the revenue contribution or the percentage change in revenue attributable to new versus existing customers for each period presented. Refer to Item 303 of Regulation S-K and Section III.D of SEC No. Release No. 33-6835.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 56 and 57 of the Amendment.

13.

We note you present revenue by industry and geographic markets. Please expand these disclosures to discuss significant fluctuations in revenue by the various industries and geographic markets for the periods presented.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 58 and 59 of the Amendment.

14.

There are various instances throughout your results of operations discussion where you cite two or more factors as contributing to the variance in a certain line item. For example, you state the increase in cost of revenues from March 31, 2020 to March 31, 2021 was primarily driven by an increase in stock-based compensation expense, contractor fees and payroll costs, partially offset by reduced travel costs. Please revise throughout to quantify each material factor including any offsetting factor that contributed to such change. In addition, you should remove vague terms such as “primarily” in favor of specific quantification.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 56 to 63 of the Amendment and elsewhere throughout the Amendment.

Securities and Exchange Commission

July 26, 2021

Business, page 70

15.

We note your statement on page 32 that you rely on a combination of copyright, trademark, patent and unfair competition laws, as well as intellectual property assignment and confidentiality agreements and other methods to protect your intellectual property rights. Please include a discussion in this section about your intellectual property, including any patents and trademarks.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 104 of the Amendment.

Underwriting, page 121

16.	Please disclose the exceptions to the lock-up agreements with your officers, directors and existing stockholders.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 141 to 142 of the Amendment.

Notes to Consolidated Financial Statements Note 11 Stock-Based Compensation, page F-24

17.

You disclose that the performance vesting options vest, which depend upon a sponsor return, and the performance conditions associated with vesting of these awards were not considered probable of occurring as of December 31, 2020. Please revise to disclose whether and under what circumstances the completion of this initial public offering would result in the performance conditions being met.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page F-25 of the Amendment. The Company has also revised its disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” on page 77 of the Amendment to include a new subsection titled “Stock Based Compensation—Performance Vesting Options” to further respond to the Staff’s comment.

18.

You disclose the stock appreciation rights plan enables employees to participate in the growth in the equity value of the company in the event of a future liquidity event. Please revise to disclose what these future liquidity events entail and whether they include completion of this initial public offering.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages F-25 and F-28 of the Amendment. The Company has also revised its disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” on page 77 of the Amendment to include a new subsection titled “Stock Based Compensation—Stock Appreciation Rights (“SARs”)” to further respond to the Staff’s comment.

Securities and Exchange Commission

July 26, 2021

19.

Please provide us with a breakdown of all share-based compensation awards granted to date in 2021. Provide the fair value of the underlying common stock used to value each award, including the stock appreciation rights. To the extent there was any significant fluctuations in the fair values, describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement. Also, disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact in your subsequent event footnote, if material. Refer to ASC 855-10-50-2.

Response

Please refer to the table below which provides a breakdown of all share-based compensation awards granted to date in 2021, as well as the fair value of the underlying class of equity used to value each award, including stock appreciation rights.

Event	Event Date	Number of Awards	Equity Class Fair Value for Financial Reporting
Stock Appreciation Rights Grants	February 1, 2021	71,342	N/A
Time Vesting Options Grants	March 5, 2021	8,677	$443.23
Performance Vesting Options Grants	March 5, 2021	11,348	$448.92
Time Vesting Options Grants	May 3, 2021	15,837	$446.00
Performance Vesting Options Grants	May 3, 2021	20,713	$455.63

There have not been any share-based issuances subsequent to the most recent issuance in May 2021. The Company confirms that it will continue to update this analysis for the Staff through the effectiveness of the Registration Statement as such issuances occur. The Company also confirms that it will disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact in its subsequent event footnote, if material.

Notes to the Condensed Consolidated Financial Statements (Unaudited), page F-38

20.

Please revise to disclose any activity in the Stock Option Plan or the Stock Appreciation Right Plan. Also, disclose whether the performance conditions related to the performance vesting stock options and the future liquidity events related to the stock appreciation rights are considered probable of occurring as of March 31, 2021.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages F-48 and F-49 of the Amendment.

General

21.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response

The Company acknowledges the Staff’s comment and is supplementally providing to the Staff, under separate cover, copies of such written communications. To the extent the Company provides any additional written communication to potential investors, the Company will supplementally provide the Staff with copies of all such written communications.

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Securities and Exchange Commission

July 26, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (212) 446-4943 or, in my absence, Aaron Schleicher at (212) 390-4616.

Sincerely,

/s/ Joshua N. Korff, P.C.

Joshua N. Korff, P.C.

cc:	Ramona Mateiu
General Counsel and Chief Compliance Officer, Turing Holding Corp.